United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces final composition of the Committee for Support and Recovery and Committee for Investigation

Rio de Janeiro, February 4th, 2019 — Vale S.A. (“Vale”) announces that, following a selection process led by the international consulting company Korn Ferry, Vale’s Board of Directors confirmed on this date the final composition of its Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”) and Extraordinary Independent Consulting Committee for Investigation (“CIAEA”).

Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”)

Leonardo Pereira (external independent member, Chairperson of the committee) — President at Comissão de Valores Mobiliários (CVM) from 2012 to 2017. Independent Advisor of the Oversight Advisory Committee of the World Health Organization. Engineer and economist. Masters in Administration by Warwick University and specialization by AOTs, Japan. Visiting Fellow at Harvard Law School for negotiation and corporate governance. Global experience of more than 25 years in the capital markets.

Ana Cristina Barros (external independent member) — 30 years dedicated to the defense of the environment and sustainable development. Served as National Secretary of Biodiversity and Forests in the Ministry of Environment. Accomplishments: design and promotion of the Rural Environmental Registry, support for the creation of Conservation Units and national policies for management of indigenous lands, negotiations with the Global Environment Fund and representation of Brazil in the assessment of its Biodiversity Policy by the OECD.

Márcio Gagliato (independent external member) — Masters in Social Psychology (PUC) and PhD from the Faculty of Publich Health (USP). Technical Consultant for United Nations agencies and international non-governmental organizations, more than 12 years of experience in humanitarian responses, including actions in Libya, Iran, Syria, Gaza, South Sudan, Somalia, Zimbabwe among others. Awarded with Fellowship Programme in Human Rights by the University of Columbia (NY). Specialist in emergencies by the Pan American Health Organization and participation in the “Reference Group of the Permanent Interagency Committee on Mental Health and Psychosocial Support in Humanitarian Emergencies”.

Sandra Guerra — Independent Member of the Board of Directors of Vale and Global Reporting Initiative. Leading proponent of Corporate Governance in Brazil, serving as Member and Chairperson of Board of Directors since 1995 at listed, closed, family-owned and state-owned companies as well as in non-profit organizations in Brazil and abroad. One of the founding members of IBGC (Brazilian Institute of Corporate Governance), where she was the Chairperson of the Board for 4 years. She was a Member of the Board at ICGN. She has a Master’s degree in Business Administration from FEA-USP. Certified as Mediator by the Centre for Effective Dispute Resolution (United Kingdom).

Marcel Juviniano Barros — Member of Vale’s Board of Directors. Executive Director at Previ, elected by its members, having been an employee of Banco do Brasil since 1978. Member of the Board of Principles for Responsible Investment - UN, representing Asset Owners from 2014 to 2017. Experience in Mediation, Sustainability, People Management, being responsible for the labor agreement negotiations at Banco do Brasil from 2004 to 2009. He was General Secretary of the National Confederation of Workers in the Financial Sector from 2009 to 2012.

Extraordinary Independent Consulting Committee for Investigation (“CIAEA”)

Dr. Ellen Gracie (external independent member, Chairperson of the committee) — Former Minister of the Federal Supreme Court and of the Electoral Superior Court, President of the Special Committee for Investigation at Petrobras, President of the Special Committee for Investigation at Eletrobras.

Jean-Pierre Paul Rémy (external independent member) — 45 years of experience with analysis, investigation and review of dams, geotechnical and environmental aspects. Partner, since 1991 at Mecasolo Engenharia e Consultoria. Geotechnical engineer that acted as technical consultant to the Federal Public Prosecutors in the dam accident at Samarco, in Mariana.

Jose Francisco Compagno (external independent member) — Leadership Partner of the Forensic Department at EY from 2002 to 2018, and Leadership Partner for Transaction Support from 2001 to 2005. Auditing Partner at Arthur Andersen from 1998 to 2001. Director of Auditing at Coopers & Lybrand Auditores Independentes from 1987 to 1998. Graduated in Accounting Sciences at FMU - SP. Member of the Executive Committee at EY from 2016 to 2017.

Isabella Saboya de Albuquerque — Independent Member of the Board of Directors of Vale and Wiz Soluções, with previous roles at Jardim Botânico Investimentos, Investidor Profissional, Comissão de Valores Mobiliários (CVM) and Banco Icatu. Graduated in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and is certificated as CCI — Board Member by IBGC (Brazilian Institute of Corporate Governance).

Eduardo de Oliveira Rodrigues Filho — Alternate Member of the Board of Directors of Vale, Member of the Finance Committee and Sustainability Committee, with solid experience in the mining industry. Graduated in Civil Engineering from PUC-RJ and specialization in Transporting Planning from University of Westminster.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 04, 2019		Director of Investor Relations